September 28, 2006

William Choi, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Re:	Distributed Energy Systems Corp.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 10, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Filed May 10, 2006 and August 9, 2006

File No. 0-50453

Dear Mr. Choi:

This letter supplements our response letter dated September 11, 2006 to the comments in your letter dated August 16, 2006.

As requested in your letter dated August 16, 2006, we hereby acknowledge the following:

1.	Distributed Energy Systems Corp. is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Distributed Energy Systems Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning our responses to your comment letter, please do not hesitate to call me at (203) 678-2193. Thank you for your consideration.

Very truly yours,

/s/ Robert B. Nieszczezewski

Robert B. Nieszczezewski

cc: Ms. Regina Balderas